SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

AEROGROW INTERNATIONAL, INC.

(Name of the Issuer)

AeroGrow International, Inc.

The Scotts Miracle-Gro Company

SMG Growing Media, Inc.

AGI Acquisition Sub, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00768M202

(CUSIP Number of Class of Securities)

AeroGrow International, Inc.	The Scotts Miracle-Gro Company
5405 Spine Road	14111 Scottslawn Road
Boulder, Colorado 80301	Marysville, Ohio 43041
Phone: (303) 444-7755	Phone: (937) 644-0011
Attn: J. Michael Wolfe	Attn: Ivan C. Smith

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Hutchinson Black and Cook, LLC	Vorys, Sater, Seymour and Pease LLP
921 Walnut Street, Suite 200	52 East Gay Street
Boulder, Colorado 80302	Columbus, Ohio 43215
(303) 442-6514	(614) 464-6400
Attn: James L. Carpenter, Jr.	Attn: Adam L. Miller

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$20,066,226	$2,189.23

*

The transaction valuation was calculated based upon (i) 34,328,036 shares of common stock issued and outstanding as of December 1, 2020 minus (ii) 27,639,294 shares of common stock beneficially owned by the Purchaser Parties and their respective affiliates (including Scotts Miracle-Gro), multiplied by $3.00 per share.

**	In accordance with Exchange Act Rule 0-11, as amended, the filing fee of $2,189.23 was determined by multiplying the maximum aggregate value of the transaction of $20,066,226 by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $2,189.23	Filing Party: AeroGrow International, Inc.

Form or Registration No.: Schedule 14A	Date Filed: December 4, 2020

INTRODUCTION

This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (“Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and collectively, the “Filing Persons”): (i) AeroGrow International, Inc., a Nevada corporation (“AeroGrow” or the “Company”); (ii) The Scotts Miracle-Gro Company, an Ohio corporation (“Scotts Miracle-Gro”); (iii) SMG Growing Media, Inc. an Ohio corporation (“Parent”); and (iv) AGI Acquisition Sub, Inc., a Nevada corporation (“Merger Sub”).

This Transaction Statement relates to the Agreement and Plan of Merger, (as it may be amended from time to time, the “Merger Agreement”), dated as of November 11, 2020, by and among the Company, Parent, Merger Sub and, solely for the purposes stated in Section 6.4 of the Merger Agreement, Scotts Miracle-Gro. If the Merger Agreement is approved by AeroGrow’s stockholders and the other conditions under the Merger Agreement are either satisfied or waived, Merger Sub will be merged with and into AeroGrow, the separate corporate existence of Merger Sub will cease and AeroGrow will continue its corporate existence under Nevada law as the surviving corporation in the merger (which we refer to as the “Merger”). Upon completion of the Merger, each share of the Company’s common stock, par value $0.001 per share (other than (i) the shares of common stock owned by Parent and any shares of common stock owned by the Company and (ii) each share of common stock (the “Dissenting Shares”) outstanding immediately prior to the effective time of the Merger (the “Effective Time”), and held immediately prior to the Effective Time by a person which (a) immediately prior to the Effective Time is the holder of Dissenting Shares and (b) has duly demanded and perfected, and has not withdrawn or otherwise waived or lost, dissenter’s rights pursuant to Nevada Revised Statutes (the “NRS”) 92A.300 through NRS 92A.500, inclusive), issued and outstanding immediately prior to the Effective Time (such shares of common stock, the “Eligible Shares”) will be automatically converted into the right to receive $3.00 in cash, without interest thereon and subject to any required withholding of taxes, will cease to be outstanding, will be cancelled and will cease to exist, and each certificate representing Eligible Shares, and each book-entry share of common stock representing Eligible Shares, will thereafter only represent the right to receive $3.00 in cash. Following the completion of the Merger, the shares of AeroGrow common stock will no longer be publicly traded, and holders of such shares of AeroGrow common stock that have been converted will cease to have any ownership interest in AeroGrow.

Concurrently with the filing of this Transaction Statement, AeroGrow is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which AeroGrow’s board of directors (the “Board”) is soliciting proxies from stockholders of AeroGrow in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. Terms used, but not defined in this Transaction Statement, have the meanings assigned to them in the Proxy Statement.

The special committee (the “Special Committee”) of the Board, consisting solely of independent and disinterested directors, evaluated the Merger Agreement and the Merger in consultation with the Special Committee’s legal and financial advisors and unanimously recommended the Merger Agreement and the Merger to the Board. The Special Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Merger) were fair to, and in the best interests of, the Company and the holders of shares of common stock (including unaffiliated security holders, but excluding Parent and the Company), and (ii) recommended that the Board adopt and approve the Merger Agreement and approve the Merger. The Board (including Patricia M. Ziegler, Chris J. Hagedorn and Cory T. Miller, who reminded the Board of their affiliation with Scotts Miracle-Gro), on behalf of the Company, based on the recommendation of the Special Committee and after consultation with the Company’s legal and financial advisors, unanimously (i) adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Merger), (ii) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Merger) were fair to, and in the best interests of, the Company and the holders of shares of common stock (including unaffiliated security holders, but excluding Parent and the Company), (iii) directed that the Merger Agreement and the Merger be submitted for approval by a vote of the holders of common stock at the special meeting of the stockholders (the “Special Meeting”) of the Company and (iv) recommended that the holders of common stock affirmatively vote to approve the Merger Agreement and the Merger.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that AeroGrow is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a) Name and address. The Company’s name, and the address and telephone number of its principal executive offices are:

AeroGrow International, Inc.

5405 Spine Road

Boulder, Colorado 80301

Phone: (303) 444-7755

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting of Stockholders—Record Date; Shares Entitled to Vote”

“Questions and Answers—What vote of our stockholders is required to approve the Merger Agreement Proposal?”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“Other Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Market Price of the Company’s Common Stock and Dividends”

“Other Important Information Regarding the Company—Market Price of the Company’s Common Stock and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Market Price of the Company’s Common Stock and Dividends”

“Other Important Information Regarding the Company—Market Price of the Company’s Common Stock and Dividends”

“The Merger Agreement—Covenants and Agreements—Interim Operations”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Transactions in the Company’s Common Stock”

Item 3.	Identity and Background of Filing Person

Regulation M-A Item 1003

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a) – (b) Name and Address; Business and Background of Entities.

“Notice of Special Meeting of Stockholders”

“Summary Term Sheet—Parties Involved in the Merger”

“Special Factors—Parties Involved in the Merger”

“Other Important Information Regarding the Purchaser Parties and Scotts Miracle-Gro—Identity and Background of Scotts Miracle-Gro, Parent and Merger Sub—Scotts Miracle-Gro”

“Other Important Information Regarding the Purchaser Parties and Scotts Miracle-Gro—Identity and Background of Scotts Miracle-Gro, Parent and Merger Sub—Parent”

“Other Important Information Regarding the Purchaser Parties and Scotts Miracle-Gro—Identity and Background of Scotts Miracle-Gro, Parent and Merger Sub—Merger Sub”

“Where You Can Find More Information”

(c) Business and Background of Natural Persons.

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Other Important Information Regarding the Purchaser Parties and Scotts Miracle-Gro—Identity and Background of Scotts Miracle-Gro, Parent and Merger Sub—Scotts Miracle-Gro—Directors and Executive Officers of Scotts Miracle-Gro”

“Other Important Information Regarding the Purchaser Parties and Scotts Miracle-Gro—Identity and Background of Scotts Miracle-Gro, Parent and Merger Sub—Parent—Directors and Executive Officers of Parent”

“Other Important Information Regarding the Purchaser Parties and Scotts Miracle-Gro—Identity and Background of Scotts Miracle-Gro, Parent and Merger Sub—Merger Sub—Directors and Executive Officers of Merger Sub”

“Where You Can Find More Information”

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a) Material terms.

(1) Tender offers. Not Applicable

(2) Merger or similar transactions.

(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Merger Consideration”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Closing and Effective Time of the Merger”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Closing and Effective Time of the Merger”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Conditions to Completion of the Merger”

(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Special Factors—Merger Consideration”

“Questions and Answers”

“Special Factors—Merger Consideration”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Merger Consideration”

(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Parties and Scotts Miracle-Gro for the Merger”

(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting of Stockholders—Vote Required”

“Questions and Answers”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“The Special Meeting—Vote Required; Abstentions and Broker Non-Votes”

(v) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger”

(vi) Not Applicable

(vii) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Special Factors—Merger Consideration”

“Summary Term Sheet—Special Factors—Certain Effects of the Merger”

“Summary Term Sheet—Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Questions and Answers”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“The Merger Agreement—Merger Consideration”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Special Factors—Dissenter’s Rights”

“Special Factors—Dissenter’s Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Deregistration of AeroGrow Common Stock”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Deregistration of AeroGrow Common Stock”

“The Merger Agreement—Form and Effects of the Merger; Articles of Incorporation and Bylaws; Directors and Officers”

“The Merger Agreement—Covenants and Agreements—Other Covenants”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and Scotts Miracle-Gro as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Parties and Scotts Miracle-Gro for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“The Merger Agreement—Merger Consideration”

“Other Important Information Regarding the Company—Transactions in the Company’s Common Stock”

“Other Important Information Regarding the Purchaser Parties and Scotts Miracle-Gro—Significant Past Transactions and Contracts”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and Scotts Miracle-Gro as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Parties and Scotts Miracle-Gro for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“The Merger Agreement”

“Other Important Information Regarding the Purchaser Parties and Scotts Miracle-Gro—Significant Past Transactions and Contracts”

Annex A—Agreement and Plan of Merger

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“The Merger Agreement”

“The Special Meeting—Vote Required; Abstentions and Broker Non-Votes”

“Other Important Information Regarding the Company—Transactions in the Company’s Common Stock”

“Other Important Information Regarding the Purchaser Parties and Scotts Miracle-Gro—Significant Past Transactions and Contracts”

Annex A—Agreement and Plan of Merger

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Parties and Scotts Miracle-Gro for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Payment of Merger Consideration”

“Special Factors—Deregistration of AeroGrow Common Stock”

“The Merger Agreement—Form and Effects of the Merger; Articles of Incorporation and Bylaws; Directors and Officers”

“The Merger Agreement—Merger Consideration”

“Other Important Information Regarding the Company—Market Price of the Company’s Common Stock and Dividends”

“Other Important Information Regarding the Purchaser Parties and Scotts Miracle-Gro—Significant Past Transactions and Contracts”

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and Scotts Miracle-Gro as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Parties and Scotts Miracle-Gro for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Financing of the Merger”

“Special Factors—Deregistration of AeroGrow Common Stock”

“The Merger Agreement—Form and Effects of the Merger; Articles of Incorporation and Bylaws; Directors and Officers”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Covenants and Agreements—Interim Operations”

“Other Important Information Regarding the Company—Market Price of the Company’s Common Stock and Dividends”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

Annex A—Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Parties and Scotts Miracle-Gro for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and Scotts Miracle-Gro as to the Fairness of the Merger”

“Special Factors—Opinion of Stifel, Nicolaus & Company, Incorporated”

“Special Factors—Purpose and Reasons of the Purchaser Parties and Scotts Miracle-Gro for the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and Scotts Miracle-Gro as to the Fairness of the Merger”

“Special Factors—Opinion of Stifel, Nicolaus & Company, Incorporated”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Parties and Scotts Miracle-Gro for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and Scotts Miracle-Gro as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Parties and Scotts Miracle-Gro for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Payment of Merger Consideration”

“Special Factors—Deregistration of AeroGrow Common Stock”

“The Merger Agreement—Form and Effects of the Merger; Articles of Incorporation and Bylaws; Directors and Officers”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Covenants and Agreements—Interim Operations”

“Other Important Information Regarding the Company—Market Price of the Company’s Common Stock and Dividends”

Annex A—Agreement and Plan of Merger

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and Scotts Miracle-Gro as to the Fairness of the Merger”

“Special Factors—Opinion of Stifel, Nicolaus & Company, Incorporated”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Parties and Scotts Miracle-Gro for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

Annex B—Opinion of Stifel, Nicolaus & Company, Incorporated

The presentation to the Special Committee of the Board of Directors of AeroGrow International, Inc., dated November 10, 2020, prepared by Stifel, Nicolaus & Company, Incorporated, is attached hereto as Exhibit (c)(1) and is incorporated by reference herein.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and Scotts Miracle-Gro as to the Fairness of the Merger”

“The Special Meeting—Vote Required; Abstentions and Broker Non-Votes”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and Scotts Miracle-Gro as to the Fairness of the Merger”

“Special Factors—Opinion of Stifel, Nicolaus & Company, Incorporated”

“Special Factors—Provisions for Unaffiliated Stockholders”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and Scotts Miracle-Gro as to the Fairness of the Merger”

“Special Factors—Opinion of Stifel, Nicolaus & Company, Incorporated”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

(f) Other offers. Not Applicable

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a) – (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Opinion of Stifel, Nicolaus & Company, Incorporated”

“Where You Can Find More Information”

Annex B—Opinion of Stifel, Nicolaus & Company, Incorporated

The presentation to the Special Committee of the Board of Directors of AeroGrow International, Inc., dated November 10, 2020, prepared by Stifel, Nicolaus & Company, Incorporated, is attached hereto as Exhibit (c)(1) and is incorporated by reference herein.

The discussion materials, dated July 2020, prepared by Wells Fargo Securities, LLC for Scotts Miracle-Gro are attached as Exhibit (c)(3) and are incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) – (b) Source of funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Representations and Warranties”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Treatment of Expenses”

(d) Borrowed funds. Not Applicable

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Other Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Transactions in the Company’s Common Stock”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and Scotts Miracle-Gro as to the Fairness of the Merger”

“Special Factors—Intent to Vote in Favor of the Merger”

“Special Factors—Parent’s Obligation to Vote in Favor of the Merger”

“The Special Meeting—Vote Required; Abstentions and Broker Non-Votes”

“The Special Meeting—Parent’s Obligation to Vote in Favor of the Merger”

“The Special Meeting—Shares Held by the Company’s Directors and Executive Officers”

“The Merger Agreement—Covenants and Agreements—Parent Vote”

(e) Recommendations of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and Scotts Miracle-Gro as to the Fairness of the Merger”

“Special Factors—Opinion of Stifel, Nicolaus & Company, Incorporated”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Parties and Scotts Miracle-Gro for the Merger”

“The Special Meeting—Recommendation of the Board”

Item 13.	Financial Statements

Regulation M-A Item 1010

(a) Financial information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Management Projections”

“Other Important Information Regarding the Company—Selected Historical Consolidated Financial Data”

“Other Important Information Regarding the Company—Book Value Per Share”

“Where You Can Find More Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020 and the unaudited interim financial statements set forth in Item 1 of the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended June  30, 2020 and September 30, 2020 are attached hereto as Exhibits (a)(4) through (a)(6) and are incorporated herein by reference.

(b) Pro forma information. Pro forma financial information is not material to the Merger.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“The Special Meeting—Solicitation of Proxies”

“The Merger Agreement—Covenants and Agreements—Special Meeting”

Item 15.	Additional Information

Regulation M-A Item 1011

(b) Golden Parachute Compensation. Not Applicable

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

(a)(1)	Definitive Proxy Statement of AeroGrow International, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	AeroGrow International, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020 (filed on June 23, 2020 and incorporated herein by reference).

(a)(5)	AeroGrow International, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 (filed on August 11, 2020 and incorporated herein by reference).

(a)(6)	AeroGrow International, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (filed on November 16, 2020 and incorporated herein by reference).

(b)	Not applicable.

(c)(1)	Presentation to the Special Committee of the Board of Directors of AeroGrow International, Inc., dated November 10, 2020, prepared by Stifel, Nicolaus & Company, Incorporated.*

(c)(2)	Opinion of Stifel, Nicolaus & Company, Incorporated, dated November 11, 2020 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(3)	Discussion Materials of Wells Fargo Securities, LLC prepared for The Scotts Miracle-Gro Company, dated July 2020.*

(d)(1)	Agreement and Plan of Merger, dated as of November 11, 2020, by and among AeroGrow International, Inc., SMG Growing Media, Inc., AGI Acquisition Sub, Inc., and, solely for the purposes stated in Section 6.4, The Scotts Miracle-Gro Company (incorporated herein by reference to Annex A of the Proxy Statement).**

(d)(2)	Letter from The Scotts Miracle-Gro Company to Stifel, Nicolaus & Company, Incorporated, dated August 17, 2020 (incorporated herein by reference to Exhibit 19 to the Schedule 13D/A of SMG Growing Media, Inc. and The Scotts Miracle-Gro Company filed on August 18, 2020).***

(d)(3)	Letter of Intent, dated October 2, 2020, by and between The Scotts Miracle-Gro Company and AeroGrow International, Inc. (incorporated herein by reference to Exhibit 99.1 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on October 8, 2020).

(d)(4)	Securities Purchase Agreement, by and between AeroGrow International, Inc. and SMG Growing Media, Inc., dated as of April 22, 2013 (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on April 23, 2013).

(d)(5)	Warrant to Purchase Shares of Common Stock, dated as of April 22, 2013 (incorporated herein by reference to Exhibit 10.2 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on April 23, 2013).

(d)(6)	First Amendment to Warrant to Purchase Shares of Common Stock (incorporated herein by reference to Exhibit 10.6 to AeroGrow International, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed November 9, 2015).

(d)(7)	Second Amendment to Warrant to Purchase Shares of Common Stock (incorporated herein by reference to Exhibit 10.6 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on July 21, 2016).

(d)(8)	Certificate of Designations for Series B Convertible Preferred Stock of AeroGrow International, Inc. (incorporated herein by reference to Exhibit 3.2 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on April 23, 2013).

(d)(9)	Investor’s Rights Agreement, by and between AeroGrow International, Inc. and SMG Growing Media, Inc., dated as of April 22, 2013 (incorporated herein by reference to Exhibit 4.1 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on April 23, 2013).

(d)(10)	Voting Agreement, dated as of April 22, 2013, by and among AeroGrow International, Inc., SMG Growing Media, Inc., J. Michael Wolfe, H. MacGregor Clarke, John K. Thompson, Grey H. Gibbs, Jack J. Walker, The Peierls Foundation, Inc., Lazarus Investment Partners LLLP, and Michael S. Barish (incorporated herein by reference to Exhibit 4.2 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on April 23, 2013).

(d)(11)	Waiver on Amendments, dated July 15, 2016, by and between SMG Growing Media, Inc. and AeroGrow International, Inc. (incorporated herein by reference to Exhibit 10.7 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on July 21, 2016).

(d)(12)	Intellectual Property Purchase Agreement, by and between AeroGrow International, Inc. and OMS Investments, Inc., dated as of April 22, 2013 (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014 filed on February 17, 2015).

(d)(13)	Technology License Agreement, by and between OMS Investments, Inc. and AeroGrow International, Inc., dated as of April 22, 2013 (incorporated herein by reference to Exhibit 10.2 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014 filed on February 17, 2015).

(d)(14)	First Amendment to Technology License Agreement, dated as of August 8, 2015 (incorporated herein by reference to Exhibit 10.4 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed on November 9, 2015).

(d)(15)	Technology License Agreement Additional Territory Term Sheet No. 1, dated as of August 8, 2015 (incorporated herein by reference to Exhibit 10.5 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed on November 9, 2015).

(d)(16)	Second Amendment to Technology License Agreement, dated as of July 15, 2016 (incorporated herein by reference to Exhibit 10.5 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 21, 2016).

(d)(17)	Third Amendment to Technology License Agreement, dated as of March 8, 2017 (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed on November 13, 2017).

(d)(18)	Notice of Renewal of Technology License Agreement, dated as of March 29, 2018 (incorporated herein by reference to Exhibit 10.2 to AeroGrow International, Inc’s Current Report on Form 8-K filed on April 4, 2018).

(d)(19)	Fourth Amendment to Technology License Agreement, dated as of July 7, 2018 (incorporated herein by reference to Exhibit 10.2 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 12, 2018).

(d)(20)	Brand License Agreement, by and between OMS Investments, Inc. and AeroGrow International, Inc., dated as of April 22, 2013 (incorporated herein by reference to Exhibit 10.3 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014 filed on February 17, 2015).

(d)(21)	First Amendment to Brand License Agreement, dated as of August 8, 2015 (incorporated herein by reference to Exhibit 10.2 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed on November 9, 2015).

(d)(22)	Brand License Agreement Additional Territory Term Sheet No. 1, dated as of August 8, 2015 (incorporated herein by reference to Exhibit 10.3 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed on November 9, 2015).

(d)(23)	Second Amendment to Brand License Agreement, dated as of July 15, 2016 (incorporated herein by reference to Exhibit 10.4 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 21, 2016).

(d)(24)	Brand License Agreement, by and between OMS Investments, Inc. and AeroGrow International, Inc., dated as of April 1, 2018 (incorporated herein by reference to Exhibit 10.3 to AeroGrow International, Inc’s Current Report on Form 8-K filed on April 4, 2018).

(d)(25)	Supply Chain Services Agreement, dated as of April 22, 2013, by and between The Scotts Company, LLC, OMS Investments, Inc. and AeroGrow International, Inc. (incorporated herein by reference to Exhibit 10.4 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014 filed on February 17, 2015).

(d)(26)	First Amendment to Supply Chain Services Agreement, dated as of July 15, 2016 (incorporated herein by reference to Exhibit 10.3 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 21, 2016).

(d)(27)	First Amendment to Collaboration Services Agreement, dated as of July 15, 2016 (incorporated herein by reference to Exhibit 10.2 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 21, 2016).

(d)(28)	Second Amendment to Collaboration Services Agreement, dated as of September 13, 2017 (incorporated herein by reference to Exhibit 10.2 to AeroGrow International, Inc’s Current Report on Form 8-K filed on September 26, 2017).

(d)(29)	Third Amendment to Collaboration Services Agreement, dated as of March 29, 2018 (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc’s Current Report on Form 8-K filed on April 4, 2018).

(d)(30)	Term Loan and Security Agreement, dated as of July 10, 2014, by and among AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 16, 2014).

(d)(31)	Amendment No. 1 to Term Loan and Security Agreement, dated February 13, 2015 (incorporated herein by reference to Exhibit 10.7 to AeroGrow International, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014 filed on February 17, 2015).

(d)(32)	Term Loan and Security Agreement, dated as of July 6, 2015, by and among AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 10, 2015).

(d)(33)	Term Loan and Security Agreement, dated as of July 15, 2016, by and among AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 21, 2016).

(d)(34)	Term Loan and Security Agreement, dated as of September 13, 2017, by and among AeroGrow International, Inc. and The Scotts Company LLC (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc’s Current Report on Form 8-K filed on September 26, 2017).

(d)(35)	Term Loan and Security Agreement, dated as of July 6, 2018, by and among AeroGrow International, Inc. and The Scotts Company LLC (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 12, 2018).

(d)(36)	Term Loan and Security Agreement, dated as of June 20, 2019, by and among AeroGrow International, Inc. and The Scotts Company LLC (incorporated herein by reference to Exhibit 10.37 to AeroGrow International, Inc’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 filed on June 25, 2019).

(d)(37)	Real Estate Term Loan and Security Agreement, dated as of June 21, 2019, by and between AeroGrow International, Inc. and The Scotts Company LLC.*

(d)(38)	Term Loan and Security Agreement, dated as of August 3, 2020, by and between AeroGrow International, Inc. and The Scotts Company LLC (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on August 7, 2020).

(f)	Nevada Revised Statutes 92A.300 through Nevada Revised Statutes 92A.500 (incorporated herein by reference to Annex C of the Proxy Statement).

(g)	None.
*	Previously filed as an exhibit to the Schedule 13E-3 that was filed on December 4, 2020.
**	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to supplementally furnish copies of any omitted schedules to the SEC upon request.

***	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and has been filed separately with the SEC.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 22, 2021

AEROGROW INTERNATIONAL, INC.

	By:	/s/ J. Michael Wolfe
		Name:	J. Michael Wolfe
		Title:	President and Chief Executive Officer

THE SCOTTS MIRACLE-GRO COMPANY

	By:	/s/ Michael C. Lukemire
		Name:	Michael C. Lukemire
		Title:	President and Chief Operating Officer

SMG GROWING MEDIA, INC.

	By:	/s/ Michael C. Lukemire
		Name:	Michael C. Lukemire
		Title:	President

AGI ACQUISITION SUB, INC.

	By:	/s/ Peter Supron
		Name:	Peter Supron
		Title:	Vice President